UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MGP Ingredients, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

55303J106

(CUSIP Number)

Donn S. Lux

5050 Kemper Avenue

St. Louis, Missouri 63139

(314) 772-2626 EXT - 1243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55303J106	Page 2 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Luxco 2017 Irrevocable Trust dated 6/19/2017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,763,286
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 1,763,286
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 3 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 771,476
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 771,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 4 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST LRD dated 9/16/2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,763
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 152,763
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 5 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 183,635
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 183,635
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 6 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 183,635
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 183,635
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 7 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caroline L. Kaplan Revocable Trust dated 12/16/2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,724
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 27,724
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 8 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 623,287
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 623,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 9 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 623,287
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 623,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 10 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CNL 2013 Irrevocable Trust dated 4/2/2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,724
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 27,724
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 11 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 623,287
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 623,287
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 12 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lux Children Irrevocable Trust dated 5/24/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,724
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 27,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 13 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donn S. Lux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,934,099
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 3,934,099
	10	SHARED DISPOSITIVE POWER 27,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55303J106	Page 14 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leslie P. Lux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55303J106	Page 15 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul S. Lux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55303J106	Page 16 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michele B. Lux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55303J106	Page 17 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher E. Erblich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55303J106	Page 18 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caroline Lux Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,724
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 27,724
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 19 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Catherine N. Lux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 651,011

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 20 of 30 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PandoTree Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,334,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 651,011

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55303J106	Page 21 of 30 Pages

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock, no par value per share (the “Common Stock”), of MGP Ingredients, Inc., a Kansas corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 Commercial Street, Atchison, Kansas 66002.

Item 2.	Identity and Background.

(a)            This statement is being filed by (i) Luxco 2017 Irrevocable Trust dated 6/19/2017, a Missouri trust (“Luxco Trust”), (ii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005, a Missouri trust (“Lux 2005 Donn Trust”), (iii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST LRD dated 9/16/2005, a Missouri trust (“Lux 2005 QSST Trust”), (iv) Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust (“Andrew Trust”), (v) Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust (“Philip Trust”), (vi) Caroline L. Kaplan Revocable Trust dated 12/16/2009, a Maryland trust (“Kaplan Trust”), (vii) Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005, a Missouri trust (“Lux 2005 Caroline Trust”), (viii) Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005, a South Dakota trust (“Lux 2005 Catherine Trust”), (ix) CNL 2013 Irrevocable Trust dated 4/2/2013, a South Dakota trust (“CNL Trust”), (x) Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005, a Missouri trust (“Lux 2005 Paul Trust”), (xi) Lux Children Irrevocable Trust dated 5/24/2012, a Missouri trust (“Children Trust”), (xii) Donn S. Lux, (xiii) Leslie P. Lux, (xiv) Paul S. Lux, (xv) Michele B. Lux, (xvi) Christopher E. Erblich, (xvii) Caroline Lux Kaplan, (xviii) Catherine N. Lux and (xix) PandoTree Trust Company, LLC (“PandoTree”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

(b)	The business addresses of each of the Reporting Persons are as follows:

Luxco Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Lux 2005 Donn Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Lux 2005 QSST Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Andrew Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Philip Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Kaplan Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Lux 2005 Caroline Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Lux 2005 Catherine Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104

CNL Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104

Lux 2005 Paul Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Children Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Donn S. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139

Leslie P. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139

Paul S. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139

Michele B. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139

Christopher E. Erblich: 5060 N. 40th Street, Suite 250, Phoenix, AZ 85018

Caroline Lux Kaplan: 5050 Kemper Avenue, St. Louis, Missouri 63139

Catherine N. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139

PandoTree: 212 S. Main Avenue, Suite 145, Sioux Falls, SD 57104

CUSIP No. 55303J106	Page 22 of 30 Pages

(c)            The principal business of each of the Reporting Persons that is a trust is to administer the assets of the trust for the benefit of the beneficiaries thereof. The principal business of PandoTree is to provide trustee services for family trusts. Donn S. Lux, Michele B. Lux, Caroline Lux Kaplan and Catherine N. Lux are private investors. Leslie P. Lux owns and operates an interior design firm. Paul S. Lux is a retired surgeon. Christopher E. Erblich is a private attorney.

(d)            During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Donn S. Lux, Leslie P. Lux, Paul S. Lux, Michele B. Lux, Christopher E. Erblich, Caroline Lux Kaplan, and Catherine N. Lux is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of 5,007,828 shares of Common Stock beneficially owned by the Reporting Persons was acquired pursuant to an Agreement and Plan of Merger, dated as of January 22, 2021 (the “Merger Agreement”), by and among the Issuer, London HoldCo, Inc. (“HoldCo”), Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC (the “Luxco Companies”), the shareholders of HoldCo, Inc. (the “Sellers”), and Donn S. Lux, as Sellers’ Representative. Pursuant to the Merger Agreement, HoldCo merged with and into the Issuer, with the Issuer surviving the merger (the “Merger”). Following the Merger, the Luxco Companies became wholly-owned subsidiaries of the Issuer. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the Issuer paid to the Sellers as merger consideration an aggregate of $237.5 million in cash (less assumed indebtedness) and 5,007,828 shares of common stock of the Issuer. The purchase price is subject to customary purchase price adjustments, including working capital, which adjustments are anticipated to be paid in cash.

A total of 3,326,624 shares of Common Stock reported as beneficially owned by the Reporting Persons is attributable to shares held by certain other shareholders of the Issuer (the “Seaberg/Cray Shareholders”), as discussed below. The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.

Item 4.	Purpose of Transaction.

In connection with the Merger Agreement, on April 1, 2021, at the closing of the Merger, the Reporting Persons entered into a Shareholders’ Agreement dated as of April 1, 2021 (the “Shareholders’ Agreement”) with the Issuer and the Seaberg/Cray Shareholders. Pursuant to the Shareholders’ Agreement, the Reporting Persons shall have the right to nominate (i) two directors to the Issuer’s board of directors for so long as they continue to own at least fifteen percent (15%) of the Issuer’s outstanding shares, and (ii) one director to the Issuer’s board of directors for so long as they continue to own at least 10% but less than 15% of the Issuer’s outstanding shares. In connection with the Issuer’s 2021 annual meeting of stockholders, the Reporting Persons’ initial designees will be Donn S. Lux and Tom Gerke. In addition, the Seaberg/Cray Shareholders have agreed to vote all of their shares in favor of the election of the Reporting Persons’ director nominee(s).

CUSIP No. 55303J106	Page 23 of 30 Pages

Other than as contemplated by the Merger Agreement, the Merger and the Shareholders’ Agreement, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to an investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Persons beneficially own 5,007,828 shares (the “Shares”), or approximately 22.8%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Annual Report on Form 10-K filed by the Issuer on February 25, 2021 for the year ended December 31, 2020, which reported that 16,919,797 shares of Common Stock were outstanding as of February 19, 2021, plus the 5,007,828 shares to be issued to the Reporting Persons in the Merger). In addition, the Reporting Persons may be deemed to have shared voting power over an additional 3,326,624 shares of Common Stock held by the Seaberg/Cray Shareholders, or approximately 15.2% of the outstanding Common Stock of the Issuer, due to a Shareholders Agreement among the Reporting Persons and the Seaberg/Cray Shareholders. The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.

(b) Donn S. Lux is the sole trustee of the Lux 2005 Donn Trust, the Lux 2005 Caroline Trust and the Lux 2005 QSST Trust, the sole investment trustee of the Luxco Trust, the sole family assets trustee of the Lux 2005 Paul Trust and a co-trustee of the Children Trust. Accordingly, Donn S. Lux may be deemed to hold sole voting and dispositive power with respect to the 3,934,099 Shares held by the Luxco Trust, the Lux 2005 Donn Trust, the Lux 2005 QSST Trust, the Lux 2005 Caroline Trust and the Lux 2005 Paul Trust, and shared voting and dispositive power with respect to the 27,724 Shares held by the Children Trust.

Leslie P. Lux is a co-trustee of the Children Trust. Accordingly, Leslie P. Lux may be deemed to hold shared voting and dispositive power with respect to the 27,724 Shares held by the Children Trust.

Paul S. Lux is a co-trustee of the Andrew Trust and the Philip Trust. Accordingly, Paul S. Lux may be deemed to hold shared voting power and dispositive power with respect to the 367,270 Shares held by the Andrew Trust and the Philip Trust.

CUSIP No. 55303J106	Page 24 of 30 Pages

Michele B. Lux is a co-trustee of the Andrew Trust and the Philip Trust. Accordingly, Michele B. Lux may be deemed to hold shared voting power and dispositive power with respect to the 367,270 Shares held by the Andrew Trust and the Philip Trust.

Christopher E. Erblich is a co-trustee of the Andrew Trust and the Philip Trust. Accordingly, Christopher E. Erblich may be deemed to hold shared voting power and dispositive power with respect to the 367,270 Shares held by the Andrew Trust and the Philip Trust.

Caroline Lux Kaplan is the sole trustee of the Kaplan Trust. Accordingly, Caroline Lux Kaplan may be deemed to hold sole voting power and dispositive power with respect to the 27,724 Shares held by the Kaplan Trust.

Catherine N. Lux is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust. Accordingly, Catherine N. Lux may be deemed to hold shared voting power and dispositive power with respect to the 651,011 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

PandoTree is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust. Accordingly, PandoTree may be deemed to hold shared voting power and dispositive power with respect to the 651,011 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

As a result of the entry into the Shareholders’ Agreement, each of the Reporting Persons could be deemed to have shared voting power over the 3,326,624 Shares held by the Seaberg/Cray Shareholders and, additionally, to beneficially own all the Shares. However, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c) Except for the acquisition of the Shares pursuant to the Merger Agreement, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

As described further under Item 3 and Item 4 above, the Reporting Persons entered into the Merger Agreement and the Shareholders’ Agreement.

CUSIP No. 55303J106	Page 25 of 30 Pages

In addition, the Reporting Persons and the Issuer have entered into a Registration Rights Agreement dated as of April 1, 2021, pursuant to which the Issuer has agreed to file a registration statement covering the resale of the Shares issued to the Reporting Persons pursuant to the Merger Agreement. The Registration Rights Agreement requires the Issuer to use commercially reasonable efforts to file the resale registration statement within 20 business days after the earlier of the due date or the filing date of the Issuer’s Current Report on Form 8-K/A containing the audited financial statements for the business acquired pursuant to the Merger Agreement and related pro forma financial information, and to have such registration statement declared effective as promptly as practicable. The registration statement (or a successor registration statement) must remain continuously effective until the earlier of (i) the sixth anniversary of the Registration Rights Agreement, or (ii) the date on which all Shares have been sold or are eligible for resale without volume limitations. The Reporting Persons may elect to conduct resales by means of an underwritten public offering on up to three occasions.

The Reporting Persons have entered into the Joint Filing Agreement filed as Exhibit 99.1 hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers’ Representative (filed as Exhibit 2.1 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 2.2	Joinder to the Agreement and Plan of Merger dated as of January 22, 2021 by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, Donn Lux, as Sellers’ Representative, and the shareholders of London Holdco, Inc. (filed as Exhibit 2.2 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 10.1	Shareholders Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 10.2	Registration Rights Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc.(filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 55303J106	Page 26 of 30 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021	LUXCO 2017 IRREVOCABLE TRUST DATED 6/19/2017

By:	/s/ Donn S. Lux

Name:	Donn S. Lux
Its:	Investment Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO DONN S. LUX DATED 9/16/2005

By:	/s/ Donn S. Lux

Name:	Donn S. Lux
Its:	Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO DONN S. LUX QSST LRD DATED 9/16/2005

By:	/s/ Donn S. Lux
Name:	Donn S. Lux
Its:	Trustee

CUSIP No. 55303J106	Page 27 of 30 Pages

ANDREW BRODDON LUX LUXCO IRREVOCABLE TRUST DATED 7/30/2012

By:	/s/ Paul S. Lux
Name:	Paul S. Lux
Its:	Co-Trustee

By:	/s/ Michele B. Lux
Name:	Michele B. Lux
Its:	Co-Trustee

By:	/s/ Christopher E. Erblich
Name:	Christopher E. Erblich
Its:	Co-Trustee

PHILIP DONN LUX LUXCO IRREVOCABLE TRUST DATED 7/30/2012

By:	/s/ Paul S. Lux
Name:	Paul S. Lux
Its:	Co-Trustee

By:	/s/ Michele B. Lux
Name:	Michele B. Lux
Its:	Co-Trustee

By:	/s/ Christopher E. Erblich
Name:	Christopher E. Erblich
Its:	Co-Trustee

CAROLINE L. KAPLAN REVOCABLE TRUST DATED 12/16/2009

By:	/s/ Caroline Lux Kaplan
Name:	Caroline Lux Kaplan
Its:	Trustee

CUSIP No. 55303J106	Page 28 of 30 Pages

ANN S. LUX 2005 IRREVOCABLE TRUST FBO CAROLINE L. KAPLAN DATED 9/16/2005

By:	/s/ Donn S. Lux
Name:	Donn S. Lux
Its:	Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO CATHERINE N. LUX DATED 9/16/2005

By:	/s/ Catherine N. Lux
Name:	Catherine N. Lux
Its:	Co-Trustee

By:	PandoTree Trust Company, LLC, its Co-Trustee

By:	/s/ Alyssa M. Rosendahl
Name:	Alyssa M. Rosendahl
Its:	Trust Officer

CNL 2013 IRREVOCABLE TRUST DATED 4/2/2013

By:	/s/ Catherine N. Lux
Name:	Catherine N. Lux
Its:	Co-Trustee

By:	PandoTree Trust Company, LLC, its Co-Trustee

By:	/s/ Alyssa M. Rosendahl
Name:	Alyssa M. Rosendahl
Its:	Trust Officer

CUSIP No. 55303J106	Page 29 of 30 Pages

ANN S. LUX 2005 IRREVOCABLE TRUST FBO PAUL S. LUX DATED 9/16/2005

By:	/s/ Donn S. Lux
Name:	Donn S. Lux
Its:	Family Assets Trustee

LUX CHILDREN IRREVOCABLE TRUST DATED 5/24/2012

By:	/s/ Donn S. Lux
Name:	Donn S. Lux
Its:	Co-Trustee

By:	/s/ Leslie P. Lux
Name:	Leslie P. Lux
Its:	Co-Trustee

/s/ Donn S. Lux
Donn S. Lux

/s/ Leslie P. Lux
Leslie P. Lux

/s/ Paul S. Lux
Paul S. Lux

/s/ Michele B. Lux
Michele B. Lux

/s/ Christopher E. Erblich
Christopher E. Erblich

CUSIP No. 55303J106	Page 30 of 30 Pages

/s/ Caroline Lux Kaplan
Caroline Lux Kaplan

/s/ Catherine N. Lux
Catherine N. Lux

PANDOTREE TRUST COMPANY, LLC

By:	/s/ Alyssa M. Rosendahl
Name:	Alyssa M. Rosendahl
Its:	Trust Officer